

Entrée Makes New Porphyry Copper Discovery at Lordsburg, New Mexico

Vancouver, B.C., January 15, 2009 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – "Entrée" or the "Company") announces the discovery of porphyry copper-gold mineralization on its Lordsburg property. This is the first time porphyry-style mineralization has been found in this region of New Mexico, previously known only for high grade vein deposits. The Lordsburg area will be the focus of follow-up work in 2009.

Greg Crowe, President and CEO of Entrée Gold stated, "This new discovery is particularly exciting because it confirms our belief that the Lordsburg area has potential to host large tonnage copper-gold systems. It also emphasizes the effectiveness of the proprietary exploration techniques developed by our partner, Empirical Discovery, in locating concealed porphyry-style mineralization."

Entrée has completed four diamond drill holes totaling 2,563 m (8,405 ft) on the Lordsburg property. The four widely spaced holes were drilled as initial tests for buried porphyry-style copper mineralization based on promising geophysical, geochemical and geological indicators.

Discovery hole EG-L-08-002 cored a 310 metre (1,017 ft) interval of copper and gold mineralization in the northwestern portion of the property.

Hole EG-L-08-002 encountered a broad zone of potassic alteration (K-feldspar, secondary biotite ± magnetite) in plagioclase porphyry and andesite wallrocks from surface to a depth of 557 m (end of hole, 1827 ft) with porphyry-style copper-gold mineralization from 156 m. The hole intersected 310 m of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold as shown in the following table.

Table 1: Summary of mineralized intervals from 2008 drill program.

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)
EG-L-08-002	156.0	466.0	310.0	0.14	0.08
Including	182.0	211.3	29.3	0.21	0.12
Including	240.0	254.0	14.0	0.33	0.26

Copper mineralization (primarily chalcopyrite and bornite) is disseminated in both plagioclase porphyry and andesite wallrock and occurs in quartz stockwork veins, K-feldspar-biotite-magnetite veins and fracture coatings cutting porphyritic intrusive rocks and andesite. The mineralized interval is cut by several barren to weakly mineralized, late-stage rhyolite and quartz diorite dykes. Core is oxidized and partially leached from surface to approximately 150 m downhole.

Holes EG-L-08-001 and EG-L-08-003, located 1.3 km (0.8 miles) southeast and 1.7 km (1.1 miles) southwest of EG-L-08-002 respectively, were drilled to test buried induced polarization ("IP") anomalies. Both holes encountered broad zones of pervasive propylitic alteration (epidote and chlorite) and are interpreted to be peripheral to the mineralized, potassically altered rocks found in

EG-L-08-002. No significant assays were returned from EG-L-08-001. Assays from EG-L-08-003 are pending.

The final drill hole of the program, EG-L-08-004, is located approximately 4 km (2.5 miles) east of EG-L-08-002 and was drilled to test an IP anomaly beneath younger volcanic rocks. The hole intersected unaltered, Tertiary volcanic rocks and faulted blocks of propylitically altered Cretaceous pyritic andesite similar to rocks encountered in EG-L-08-003. Analyses of EG-L-08-004 are pending.

This new discovery remains open in all directions with the closest drill hole currently located 1.3 km (0.8 miles) to the southeast of EG-L-08-002. Additional drill testing of this target is planned as soon as amendments to the drill permits have been approved by the Bureau of Land Management and the State of New Mexico. The drill used for the 2008 program remains on site.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée's Vice-President, Exploration, a qualified person as defined by NI 43-101, supervised the preparation of the technical information in this news release.

Split core samples were prepared and analyzed at Skyline Assayers & Laboratories in Tucson, Arizona and at Acme Analytical Laboratories in Vancouver, Canada. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. In North America, the Company is exploring for copper porphyry systems in the southwest USA under agreements with Empirical Discovery LLC.

The Company is a large landholder in Mongolia, where it holds three exploration licenses that comprise the 179,590-hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

The Company continues to explore its large landholdings in Mongolia as well, including the coal discovery Nomkhon Bohr. Entrée is also evaluating new opportunities throughout the region and elsewhere in Asia. Entrée is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$50 million, the Company is well funded for future activities.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Mona Forster, VP & Corporate Secretary
Entrée Gold Inc.
Tel: 604-687-4777
E-mail: mforster@entreegold.com

Primoris Group
Tel: 866-368-7330
Email: info@entreegold.com

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